UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Ault Global Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

26140E501

(CUSIP Number)

MILTON C. AULT, III

c/o Ault Capital Management LLC

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,142 (1)
	8	SHARED VOTING POWER 5,316,882 (2)
	9	SOLE DISPOSITIVE POWER 253,142 (1)
	10	SHARED DISPOSITIVE POWER 5,316,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,570,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.42%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 69,209 shares of Common Stock, (ii) 116,667 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, and (iii) 67,266 shares of Common Stock issuable upon vesting of restricted stock units within 60 days.
(2)	Represents (i) 2,650,000 shares of Common Stock held by Ault Alpha LP, (ii) 1,658,916 shares of Common Stock held by Ault & Company, Inc., (iii) 94 shares of Common Stock underlying currently exercisable warrants held by Ault & Company, Inc., (iv) 1,000,000 shares of Common Stock purchasable by Ault & Company, Inc. pursuant to a Securities Purchase Agreement entered into on June 11, 2021 between Ault & Company, Inc. and Ault Global Holdings, Inc., (v) 3,408 shares of Common Stock held by Philou Ventures, LLC, (vi) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, LLC, and (vii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures, LLC.

2

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,806 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 252,806 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 68,722 shares of Common Stock, (ii) 116,667 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, and (iii) 67,417 shares of Common Stock issuable upon vesting of restricted stock units within 60 days.

3

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 255,078 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 255,078 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 66,666 shares of Common Stock, (ii) 116,667 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, and (iii) 71,745 shares of Common Stock issuable upon vesting of restricted stock units within 60 days.

4

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,042 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 101,042 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 12,500 shares of Common Stock, (ii) 76,042 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, and (iii) 12,500 shares of Common Stock issuable upon vesting of restricted stock units within 60 days.

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CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT ALPHA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON PN

6

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT ALPHA GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 2,650,000 shares of Common Stock held by Ault Alpha LP.

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CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON OO, IA

(1)	Represents 2,650,000 shares of Common Stock held by Ault Alpha LP.

8

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON PHILOU VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,872 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,872 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 3,408 shares of Common Stock, (ii) 2,232 shares of Common Stock underlying currently exercisable warrants held, and (iii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held.

9

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT & COMPANY, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,659,010 (1)
	8	SHARED VOTING POWER 2,657,872 (2)
	9	SOLE DISPOSITIVE POWER 2,659,010 (1)
	10	SHARED DISPOSITIVE POWER 2,657,872 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,316,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.06%
14	TYPE OF REPORTING PERSON CO

(2)	Represents (i) 1,658,916 shares of Common Stock, (ii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 with Ault Global Holdings, Inc., and (iii) 94 shares of Common Stock underlying currently exercisable warrants.
(3)	Represents (i) 2,650,000 shares of Common Stock held by Ault Alpha LP, (ii) 3,408 shares of Common Stock held by Philou Ventures, LLC, (iii) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, LLC, and (iv) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures, LLC.

10

CUSIP No. 26140E501

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Ault Global Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141.

Item 2.	Identity and Background.

(a)          This statement is filed by:

(i)	Milton C. Ault, III, Executive Chairman of the Issuer, Chief Executive Officer of Ault Capital Management LLC and Chief Executive Officer and Director of Ault & Company, Inc.;

(ii)	William B. Horne, Chief Executive Officer and Director of the Issuer, Chief Operating Officer of Ault Capital Management LLC and Chief Financial Officer and Director of Ault & Company, Inc.;

(iii)	Henry C.W. Nisser, President, General Counsel and Director of the Issuer, Ault Capital Management LLC and Ault & Company, Inc.;

(iv)	Kenneth S. Cragun, Chief Financial Officer of the Issuer and Ault Capital Management LLC;

(v)	Ault Alpha LP, a Delaware limited partnership (“Ault Alpha”);

(vi)	Ault Alpha GP LP, a Delaware limited partnership (“Ault Alpha GP”), the general partner of Ault Alpha;

(vii)	Ault Capital Management LLC, a Delaware limited liability company (“Ault Capital Management”), the general partner of Ault Alpha GP and the investment manager of Ault Alpha;

(viii)	Philou Ventures, LLC, a Wyoming limited liability company (“Philou Ventures”); and

(ix)	Ault & Company, Inc., a Delaware corporation (“Ault & Company”), the sole member of Ault Alpha GP and Ault Capital Management and the Manager of Philou Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors, if applicable, of Ault Capital Management and Ault & Company. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

CUSIP No. 26140E501

(b)          The principal business address of Messrs. Ault, Horne and Cragun is c/o Ault Global Holdings, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser is c/o Ault Global Holdings, Inc., 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017. The principal business address of Ault Alpha, Ault Alpha GP and Ault Capital Management is c/o Ault Capital Management LLC, 11411 Southern Highlands Parkway, Suite 330, Las Vegas, Nevada 89141. The principal business address of Philou Ventures is 109 E. 17th Street, # 25, Cheyenne, Wyoming 82001. The principal business address of Ault & Company is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, Nevada 89141.

(c)          The principal occupation of Mr. Ault is serving as the Executive Chairman of the Issuer. The principal occupation of Mr. Horne is serving as the Chief Executive Officer of the Issuer. The principal occupation of Mr. Nisser is serving as the President and General Counsel of the Issuer. The principal occupation of Mr. Cragun is serving as the Chief Financial Officer of the Issuer.

The Issuer is a diversified holding company that owns operating subsidiaries and divisions engaged in a number of diversified business operations including the defense, aerospace, commercial, health/medical, finance and commercial lending sectors. The principal business of each of Ault Alpha, Ault Alpha GP, Ault Capital Management, Philou Ventures and Ault & Company is investing in securities.

(d)          No Reporting Person nor any person listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person nor any person listed in Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ault Alpha, Ault Alpha GP, Ault Capital Management and Ault & Company are organized under the laws of the State of Delaware. Philou Ventures is organized under the laws of Wyoming. Messrs. Ault, Horne and Cragun are citizens of the United States of America. Mr. Nisser is a citizen of Sweden.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Ault Alpha were purchased with its working capital. Ault Alpha expended an aggregate of $6,761,923.40 for the purchase of the Shares. The stock options and restricted stock units owned by Messrs. Ault, Horne, Nisser and Cragun were awarded to them in their capacities as officers and/or directors of the Issuer. The Shares owned directly by Messrs. Nisser and Cragun were issued upon vesting of restricted stock units awarded to them in their capacities as officers and/or directors of the Issuer. 66,666 Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 2,543 Shares owned directly by Mr. Ault is $53,786. 66,666 Shares owned directly by Mr. Horne were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 2,056 Shares owned directly by Mr. Horne is $11,015.

The aggregate purchase price of the 3,408 Shares owned directly by Philou Ventures is approximately $1,508,000. The aggregate purchase price of the 125,000 shares of Series B Preferred Stock exercisable into 2,232 Shares and warrants currently exercisable into 2,232 Shares owned directly by Philou Ventures is approximately $1,250,000.

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CUSIP No. 26140E501

The aggregate purchase price of the 1,658,916 Shares and warrants currently exercisable into 94 Shares owned directly by Ault & Company is approximately $2,578,000.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or, eventually, decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Ault is the Executive Chairman of the Issuer. Mr. Horne is the Chief Executive Officer and Director of the Issuer. Mr. Nisser is the President, General Counsel and Director of the Issuer. Mr. Cragun is the Chief Financial Officer of the Issuer. Except for any plans or proposals any of the foregoing individuals may have or any actions they may take in their respective capacities as officers and/or directors of the Issuer, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional securities of the Issuer, selling some or all of their securities, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 64,952,600 Shares outstanding, which is the total number of Shares outstanding as of October 8, 2021, as reported by the Issuer to the Reporting Persons.

A.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 5,570,024 Shares, consisting of (i) 69,209 shares of Common Stock, (ii) 116,667 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, (iii) 67,266 shares of Common Stock issuable upon vesting of restricted stock units within 60 days, (iv) 2,650,000 shares of Common Stock held by Ault Alpha, (v) 1,658,916 shares of Common Stock held by Ault & Company, (vi) 94 shares of Common Stock underlying currently exercisable warrants held by Ault & Company, (vii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 between Ault & Company and the Issuer, (viii) 3,408 shares of Common Stock held by Philou Ventures, (ix) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, and (x) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault Alpha LP, Ault & Company, Inc. and Philou Ventures by virtue of his relationships with such entities described in Item 2.

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CUSIP No. 26140E501

Percentage: 8.42%

(b)	1. Sole power to vote or direct vote: 253,142

2. Shared power to vote or direct vote: 5,316,882

3. Sole power to dispose or direct the disposition: 253,142

4. Shared power to dispose or direct the disposition: 5,316,882

(c)	Other than the issuance of 66,666 Shares on August 20, 2021 to Mr. Ault by the Issuer upon vesting of restricted stock units, Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)	As of the date hereof, Mr. Horne may be deemed to beneficially own 252,806 Shares, consisting of (i) 68,722 shares of Common Stock, (ii) 116,667 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, and (iii) 67,417 shares of Common Stock issuable upon vesting of restricted stock units within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 252,806

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 252,806

4. Shared power to dispose or direct the disposition: 0

(c)	Other than the issuance of 66,666 Shares on August 20, 2021 to Mr. Horne by the Issuer upon vesting of restricted stock units, Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

C.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 255,078 Shares, consisting of (i) 66,666 shares of Common Stock, (ii) 116,667 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, and (iii) 71,745 shares of Common Stock issuable upon vesting of restricted stock units within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 255,078

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 255,078

4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 26140E501

(c)	Other than the issuance of 66,666 Shares on August 20, 2021 to Mr. Nisser by the Issuer upon vesting of restricted stock units, Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun may be deemed to beneficially own 101,042 Shares, consisting of (i) 12,500 shares of Common Stock, (ii) 76,042 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, and (iii) 12,500 shares of Common Stock issuable upon vesting of restricted stock units within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 101,042

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 101,042

4. Shared power to dispose or direct the disposition: 0

(c)	Other than the issuance of 12,500 Shares on August 24, 2021 to Mr. Cragun by the Issuer upon vesting of restricted stock units, Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	Ault Alpha

(a)	As of the date hereof, Ault Alpha owned directly 2,650,000 Shares.

Percentage: 4.08%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,650,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,650,000

(c)	The transactions in the Shares by Ault Alpha during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market.

F.	Ault Alpha GP

(a)	As of the date hereof, Ault Alpha GP may be deemed to beneficially own 2,650,000 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Alpha GP may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 4.08%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,650,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,650,000

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CUSIP No. 26140E501

(c)	Ault Alpha GP has not entered into any transactions in the Shares during the past sixty days.

G.	Ault Capital Management

(a)	As of the date hereof, Ault Capital Management may be deemed to beneficially own 2,650,000 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Capital Management may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 4.08%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,650,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,650,000

(c)	Ault Capital Management has not entered into any transactions in the Shares during the past sixty days.

H.	Philou Ventures

(a)	As of the date hereof, Philou Ventures may be deemed to beneficially own 7,872 Shares, consisting of (i) 3,408 shares of Common Stock, (ii) 2,232 shares of Common Stock underlying currently exercisable warrants held, and (iii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 7,872

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 7,872

(c)	Philou Ventures has not entered into any transactions in the Shares during the past sixty days.

I.	Ault & Company

(a)	As of the date hereof, Ault & Company may be deemed to beneficially own 5,316,882 Shares, consisting of (i) 1,658,916 shares of Common Stock, (ii) 94 shares of Common Stock underlying currently exercisable warrants, (iii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 with the Issuer, (iv) 2,650,000 shares of Common Stock held by Ault Alpha, (v) 3,408 shares of Common Stock held by Philou Ventures, (vi) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, and (vii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures. Ault & Company may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationships with such entities described in Item 2.

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Percentage: 8.06%

(b)	1. Sole power to vote or direct vote: 2,659,010

2. Shared power to vote or direct vote: 2,657,872

3. Sole power to dispose or direct the disposition: 2,659,010

4. Shared power to dispose or direct the disposition: 2,657,872

(c)	The transactions in the Shares by Ault & Company during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 9, 2017, the Issuer entered into a preferred stock purchase agreement (the “Purchase Agreement”) with Philou Ventures. Pursuant to the terms of the Purchase Agreement, Philou Ventures had the right to invest up to $5,000,000 in the Issuer through the purchase of Series B Preferred Stock (“Preferred Stock”) over 36 months from the closing date at a price of $10 per share of Preferred Stock. The Preferred Stock is not callable by the Issuer for 25 years from the closing date. In addition, for each share of Preferred Stock purchased by Philou Ventures, Philou Ventures received warrants to purchase shares of common stock in a number equal to the stated value of each share of Preferred Stock of $10.00 purchased divided by $560 at an exercise price equal to $560 per share of common stock. Philou Ventures purchased an aggregate of $1,250,000 of shares of Preferred Stock and received warrants to purchase an aggregate of 2,232 Shares. A copy of the purchase agreement, certificate of designation of the Preferred Stock and a copy of the Warrant are attached as exhibits hereto and are incorporated herein by reference.

On October 5, 2017, the Issuer entered into a securities purchase agreement with Ault & Company, pursuant to which Ault & Company purchased 94 Shares and a warrant to purchase up to 94 Shares at an exercise price equal to $480 per share of common stock for an aggregate purchase price of $45,000. The shares and warrants were issued by the Company on May 8, 2018, the date all necessary approvals to issue the shares were received

On December 22, 2019, the Issuer entered into a securities purchase agreement with Ault & Company, pursuant to which Ault & Company purchased an aggregate of 660,667 Shares for a total purchase price of $739,948. The transaction closed on January 15, 2020 after approval of the NYSE American. A copy of the securities purchase agreement is attached as an exhibit hereto and is incorporated herein by reference.

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On February 5, 2020 the Issuer sold and issued an 8% Convertible Promissory Note in the principal amount of $1,000,000 (the “Note”) to Ault & Company. The Note was convertible into Shares at a conversion price of $1.45 per share. On August 20, 2020, Ault & Company converted $600,000 of the Note principal into 413,793 Shares. On May 12, 2021, Ault & Company converted the remaining $400,000 of the Note principal into 275,862 Shares. A copy of the Note is attached as an exhibit hereto and is incorporated herein by reference.

On June 11, 2021, the Issuer entered into a securities purchase agreement with Ault & Company. Pursuant to the terms of the securities purchase agreement, Ault & Company shall purchase an aggregate of 1,000,000 Shares, for a total purchase price of $2,990,000, at a purchase price per share of $2.99, which was $0.05 per share above the closing stock price on June 10, 2021. A copy of the securities purchase agreement is attached as an exhibit hereto and is incorporated herein by reference.

On October 12, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Milton C. Ault, III, William B. Horne, Henry C.W. Nisser, Kenneth S. Cragun, Ault Alpha LP, Ault Alpha GP LP, Ault Capital Management LLC, Philou Ventures, LLC and Ault & Company, Inc., dated October 12, 2021.

99.2	Preferred Stock Purchase Agreement dated March 9, 2017, by and between the Issuer and Philou Ventures (incorporated by reference to Exhibit 10.1 of Form 8-K filed with the SEC on March 9, 2017).

99.3	Series B Convertible Preferred Stock, Certificate of Determination (incorporated by reference to Exhibit 3.1 of Form 8-K filed with the SEC on March 9, 2017).

99.4	Form of Warrant, dated March 9, 2017, issued by the Issuer to Philou Ventures (incorporated by reference to Exhibit 4.1 of Form 8-K filed with the SEC on March 9, 2017).

99.5	Form of Securities Purchase Agreement dated December 22, 2019, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of Form 8-K filed with the SEC on December 23, 2019).

99.6	Form of 8% Convertible Promissory Note, dated February 5, 2020, issued by the Issuer to Ault & Company (incorporated by reference to Exhibit 4.1 of Form 8-K filed with the SEC on February 6, 2020).

99.7	Form of Securities Purchase Agreement dated June 11, 2021, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of Form 8-K filed with the SEC on June 15, 2021).

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

AULT ALPHA LP
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member of Ault Alpha GP LP, the General Partner

AULT ALPHA GP LP
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member

AULT CAPITAL MANAGEMENT LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT & COMPANY, INC.
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

PHILOU VENTURES, LLC

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	CEO of Ault & Company, Inc., the Managing Member

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SCHEDULE A

Executive Officers of Ault Capital Management LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Operating Officer	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President and General Counsel	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A New York, NY 10017	Sweden
Kenneth Cragun Chief Financial Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA

Executive Officers and Directors of Ault & Company, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer and Chairman of the Board of Directors	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Financial Officer and Vice Chairman of the Board of Directors	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A New York, NY 10017	Sweden
Darren Magot Senior Vice President and Director	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA

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SCHEDULE B

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Alpha LP

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	75,000	2.7235	09/02/2021
Purchase of Common Stock	57,400	2.6976	09/03/2021
Purchase of Common Stock	375,000	2.712	09/07/2021
Purchase of Common Stock	200,000	2.7879	09/08/2021
Purchase of Common Stock	292,600	2.8679	09/09/2021
Purchase of Common Stock	700,000	2.3215	09/29/2021
Purchase of Common Stock	800,000	2.4877	09/30/2021
Purchase of Common Stock	150,000	2.4923	10/05/2021

Ault & Company, Inc.

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	10,000	2.74	08/16/2021
Purchase of Common Stock	10,000	2.3745	08/17/2021
Purchase of Common Stock	15,000	2.2664	08/20/2021

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